FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2004

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	358,117	23,933,471
Replenishment	11,900	971,490
Repurchased	(4,704)	(371,506)
Redemptions	(11,925)	(603,089)
Losses	(17)	(7)
Capitalised Interest	0	2,630
Other Movements	0	0
Carried Forward	353,371	23,932,989

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	663,059	47,778,348
Repurchased	(187,890)	(13,313,877)
Redemptions	(236,620)	(16,950,695)
Losses	(369)	(756)
Capitalised Interest	0	20,755
Other Movements	0	0
Carried Forward	353,371	23,932,989

	Period CPR	Annualised CPR	
1 Month	4.07%	59.99%	**(including
			redemptions
3 Month	14.01%	70.21%	and
12 Month	63.35%	63.35%	repurchases)

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	36.72	months
Weighted Average Loan size	£67,727.65	
Weighted Average LTV	75.09%	*** (see below)
Weighted Average Remaining Term	18.56	Years

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,175,908	38.34%
Fixed Rate	4,145,194	17.32%
Tracker Rate	10,611,887	44.34%
	23,932,989	100.00%

As at 08 January 2004 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,514,560	27.22%
Interest Only	2,781,013	11.62%
Repayment	14,637,416	61.16%
	23,932,989	100.00%

As at 08 January 2004 approximately 7% of the loans were self-certified

Loan Purpose Analysis	£000's	%
Purchase	21,049,064	87.95%
Remortgage	2,883,925	12.05%
	23,932,989	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2003	5.75%
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,799	867,525	3.62%
East Midlands	18,861	1,091,390	4.56%
Greater London	59,377	5,199,268	21.72%
North	14,822	735,226	3.07%
North West	40,361	2,141,183	8.95%
Scotland	22,963	1,225,091	5.12%
South East	91,130	7,392,754	30.89%
South West	27,241	1,817,100	7.59%
Wales	17,640	889,745	3.72%
West Midlands	24,194	1,401,160	5.85%
Yorkshire and Humberside	22,148	1,121,527	4.69%
Unknown	835	51,020	0.21%
Total	353,371	23,932,989	100.00%

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,916	325,091	1.36%
25.01 - 50.00	46,928	2,637,645	11.02%
50.01 - 75.00	108,132	7,872,641	32.89%
75.01 - 80.00	19,471	1,456,175	6.08%
80.01 - 85.00	24,771	1,919,250	8.02%
85.01 - 90.00	50,709	3,964,178	16.56%
90.01 - 95.00	95,444	5,758,009	24.06%
Total	353,371	23,932,989	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	342,828	23,280,896	(4,546)	97.29%
1.00 - 1.99 months	6,832	423,769	3,415	1.77%
2.00 - 2.99 months	1,706	101,421	1,531	0.42%
3.00 - 3.99 months	794	49,735	1,061	0.21%
4.00 - 4.99 months	411	25,139	684	0.11%
5.00 - 5.99 months	250	14,489	494	0.06%
6.00 -11.99 months	425	26,265	1,250	0.11%
12 months and over	53	3,391	305	0.01%
Properties in Possession	72	3,415	275	0.01%
Total	353,371	23,928,520	4,469	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which
is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	13,364,673	10,568,798
Replenishment of Assets	0	971,490
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(974,595)
Allocation of Losses	(4)	(3)
Share of Capitalised Interest	1,469	1,161
Payment Re Capitalised Interest	(1,469)	1,469
Balance Carried Forward	13,364,669	10,568,320

Carried Forward Percentage	55.84204%	44.15796%

Minimum Seller Share	957,320	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	695,364
Additional Amounts Accumulated	4
Payment of Notes	0
Carried Forward	695,368

Target Balance	695,317	payable on 15th January 2004

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/10/03	0.4766%
Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/10/2003	£238,731,086.30	£56,890,739.99
Required Amount as at 15/10/2003	£350,000,000.00	£153,217,750.00
Percentage of Notes	1.78%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	85	4,123
Repossessed in Period	11	1,222
Sold in Period	(24)	(1,655)
Carried Forward	72	3,690

	Cumulative	
	Number	£000's
Repossessed to date	458	24,924
Sold to date	(386)	(21,234)
Carried Forward	72	3,690

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,248	

MIG Claim Status

	Number	£000's
MIG Claims made	184	1,338
MIG Claims outstanding	7	34

Average time claim to payment	35

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion


Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2003 to 08 January 2004


All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q4	-	-	-	-	-	-	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated



Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q4
04Q4
05Q4
06Q4
07Q4
08Q4
09Q4
10Q4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 20 January 2004   **By / s / Natalie Weedon**
                                              (Authorised Signatory)